FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

January 23, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is January 23, 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides results of its Fall 2006 drilling program at the Livengood Project near Fairbanks, Alaska.

Item 5.	Full Description of Material Change

The Issuer provides results of its Fall 2006 drilling program at the Livengood bulk tonnage target near Fairbanks, Alaska.  A total of 1,227 metres were drilled and multi-gram gold grades were encountered in four of the five holes completed.  Higher grade gold was intersected over substantial widths (hole MK-06-07: 94.6 metres @ 1.59 g/t gold) in a key geologic target, highlighting the potential to discover multiple higher grade zones within this very large, near surface bulk tonnage gold system, which remains open.

Project Background

The Livengood project is located in the Tintina Gold belt approximately 110 kilometres north of the city of Fairbanks, Alaska and is accessed via the paved, all-weather, Elliot Highway.  The Issuer acquired 100% of the interest of AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) in the Livengood project on August 4, 2006 as part of its Alaskan property package purchase (see NR06-09 dated October 11, 2006).

2006 Project Summary

A 12 hole drill program at Livengood by AngloGold in 2003-2004 resulted in the discovery of a large bulk tonnage gold system with the best intercept being 134 metres @ 1.10 g/t gold.  Gold mineralization was primarily associated with volcanic and intrusive units.

The 2006 drilling program was designed to focus on potentially higher grade areas in the deposit, key ore controls and the northern extent of the system.  The program confirmed the association of igneous rocks with the main gold system and the critical role structure has in localizing higher grade zones.  Four holes, ranging in depth from 200 to 300 meters, were drilled in the main target area to define the northern extent of gold bearing system.

In hole MK-06-07 the higher grade mineralization is associated with an interpreted volcanic or subvolcanic intrusive breccia complex and increased vein density.  The highest grades are associated with quartz-arsenopyrite veinlets which cut the core in a variety of angles.  Analysis of the vein orientations shows that they are parallel to major east-west to west-north-west trending south-dipping faults with an additional conjugate vein set trending northeast.  This structural trend passes through a broad zone of faulting and gold mineralization 800 metres to the east which was exposed by trenching in 2004, thereby defining an immediate follow-up target.

Holes MK-05-05, MK-06-06 and MK-06-08 were drilled to the east-north-east of hole MK-06-07.  In these holes, four individual zones (ranging from 5 to 29 metres thick), returned average grades of between 0.5 and 0.7 g/t gold.  Numerous smaller zones were also encountered.  This mineralization is similar to that historically intercepted on the property to the south and is considered part of the overall larger low grade system (see table below).

Finally, three shallow holes were drilled on a 2 kilometre western step-out to the main system in a new soil anomaly.  These holes only intersected anomalous gold mineralization and appear to indicate that the target soil anomaly has been displaced from up slope to the west from the main zone.

Significant Drill Intercepts from 2006 Livengood Phase I Program

(intercepts calculated using 0.3g/t cutoff)

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Target
MK-06-05	33.2	41.1	7.9	0.56	Intrusion hosted
MK-06-06	72.8	78.3	5.5	0.68	Intrusion and sediment hosted
MK-06-07	12.2	18.1	5.9	0.53	Intrusion and sediment hosted
	97.8	103.3	5.5	0.69	Intrusion and volcanic hosted
	123.9	218.5	94.6	1.59	Igneous breccia hosted
including	166.7	197.2	30.5	2.79	Higher Grade Core Zone
MK-06-08	26.8	38.4	11.6	0.55	Sediment hosted
	258.5	287.4	28.9	0.60	Intrusion and sediment hosted

Implications and 2007 Exploration Program

The 2006 drilling has confirmed the presence of broad zones of low-grade mineralization over the northern area of this four square kilometre gold system.  It also defined key controls on the higher grade parts of the system.  Expanding and continuing to define more of these higher grade areas will be the focus of the Issuer’s future exploration in this very large, high potential gold system.

To follow-up on the 2006 success, a 1,500 metre drill program is planned for March and April of 2007.  The program will focus on expanding the higher grade component of the Livengood system and defining the key area to be addressed in a potential major resource development program in the summer of this year.

A gold characterization study is currently in progress and has initially defined a coarse native gold component to the mineralization and encouraging direct cyanidization extractions from the sulphide zone material.  This work is ongoing and will be advanced in the next phase of work.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Pontius is the President and CEO of the Issuer.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

February 5, 2007.